

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 4, 2007

Via Mail and Fax

Elmer L. Doty
President and Chief Executive Officer
Vought Aircraft Industries, Inc.
9314 West Jefferson Boulevard M/S 49R-06
Dallas, TX 75211

> **RE:** **Vought Aircraft Industries, Inc.**
> **Form 10-K: For the Year Ended December 31, 2006**
> **Form 8-K: Furnished March 15, 2007**
> **File Number: 333-112528**

Dear Mr. Doty:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis …, page 23
General Business Overview, page 23

1. We note the disclosure that you incurred an aggregate of $215.2 million in consolidation and restructuring costs during 2004 and 2005. Please provide us with a schedule that details the nature and related amounts of these costs, the years in which they were recorded and the income statement line items in which reported. Tell us the guidance upon which you relied in accounting for each type of cost. Additionally, tell us how the costs and related liabilities disclosed in note 3 to the financial statements relate to this schedule.

2. Please tell us and disclose the basis for the $100 million annual savings anticipated by headcount reductions disclosed in the last paragraph of page 23. Include the nature of the associated items and related amounts and income statement lines impacted. Also, disclose the timeframe in which the savings are expected to be realized. Please note that if actual savings are not achieved as expected in future periods or are achieved in periods other than as expected, MD&A in future filings should discuss that outcome, the reasons for the outcome, and the likely effects of the outcome on future operating results and liquidity. Refer to SAB Topic 5.P.4.

3. Please clarify for us and in your disclosure the basis for the statement in the last paragraph on page 23 that expected growth of the business will generate cost increases to offset the $100 million annual savings, particularly in view of the potential termination of the C-17 program that has been significant to your operations that appears to be an offset to the new 787 Dreamliner program.

Year Ended December 31, 2006 Compared To Year Ended December 31, 2005, page 25
Cost of Sales, page 25

4. Please tell us and disclose the amount of the losses recorded for the Airbus and H-60 programs, the principal reasons for the losses, your expectation of continued losses for these programs and your consideration in accounting for these programs as loss contracts.

Contractual Obligations, page 28

5. Even though amounts associated with purchase obligations may be recoverable from customers, the timing of incurrence and recovery of these amounts may differ significantly. Additionally, recovery of these amounts is not assured, as indicated by losses you have recognized on contracts. For greater transparency of purchase obligations for other than property, plant and equipment and in view of their variable nature, please expand footnote 2 to the table to disclose i) the contracted amount associated with these obligations, ii) the related timeframe in which such purchases

are to be made or term of the related contract, and iii) the amount of any minimum purchase amounts to which committed. Also, disclose the amount of purchase orders outstanding at the latest balance sheet date presented and the timing of when such are expected to be satisfied.

Item 8. Financial Statements and Supplementary Data, page 35
Notes to Consolidated Financial Statements, page 41
Note 2. Summary of Significant Accounting Policies, page 41
Revenue and Profit Recognition, page 41

6. We note you provide manufacturing, testing, engineering services and MRO services. Please tell us and disclose the types of arrangements you have with customers in which you perform two or more deliverables within the same arrangement. For these arrangements, tell us and disclose your application of EITF 00-21. Also, explain to us and disclose how you determine separate units of accounting for these arrangements in accordance with paragraph 9 of the EITF, with clarification of the accounting applied to separate units identified.

Accounts Receivable, page 42

7. Please disclose the balance of the allowance for doubtful accounts and details of the changes thereto for each year in which an income statement is presented.

Note. 7 Goodwill and Intangible Assets, page 48

8. FAS 142 requires testing of impairment of goodwill at the reporting unit level. Please tell us and disclose your reporting unit(s) for goodwill and related amounts. Revise your disclosure to make clear that evaluation of goodwill impairment is performed on the basis of reporting units and tell us the conclusion of your testing on this basis.

9. Given your history of operating and net losses, your accumulated deficit, and the full valuation allowance against deferred tax assets, please explain to us in clear detail how you concluded that goodwill was not impaired at the latest balance sheet date presented. Explain to us the analysis used to test goodwill for impairment, and include the significant assumptions used accompanied by explanations of why you believed they were appropriate and reasonable under the circumstances. For example, tell us the computed amount of enterprise value in total and by method, the weighting applied to each method, and the key assumptions used in deriving each of these values. To the extent values were based on expectations of significant improvement in future results of operations, please tell us how such expectations were deemed sufficiently accurate as to be reliable. For example, tell us how the assumptions used in the analysis for 2006 compared to the actual results for 2006. With regard to the market multiple and comparable transaction methods, we would expect these methods to be reliable only to the extent your financial performance and position was substantially similar to the market and transactions to which you

 compared yourself. Additionally, explain to us how assumptions used in the goodwill impairment evaluation compare to assumptions used in determining that a full valuation allowance against deferred tax assets was necessary.

10. Please include a fulsome discussion in "Critical Accounting Policies" of MD&A in regard to your assessment of goodwill impairment.

Note 14. Income Taxes, page 56

11. Disclose the amount included in general and administrative expenses for each indicated tax for each year presented.

Note 16. Stockholders' Equity, page 59, and Note 17. Stock Compensation Expense, page 61

12. Please disclose the intrinsic value of options, SARs and RSUs exercised or converted as applicable for each year for which an income statement is provided pursuant to paragraph A240(c)(2) of FAS 123R.

13. Please clarify if the amount presented for the fair value of SARs represents the fair value at the date of grant. If not, explain what the amount represents and disclose the grant date fair value. If it is the grant date fair value, explain to us and disclose why the value for each SAR of $4.81 ($3,834,869 divided by 797,270) is significantly less than the grant date fair value for each RSU of $8.79 when it appears from your disclosures that SARs and RSUs were granted at the same time.

14. Please disclose the basis for the expected lives of stock options and SARs.

15. Please disclose information, as appropriate, in regard to options, SARs and RSUs expected to vest pursuant to paragraph A240d of FAS 123R.

16. Please disclose the method and associated assumptions used to value RSUs.

Form 8-K: Furnished March 15, 2007

17. Please tell us and expand your disclosure to clearly demonstrate how each non-GAAP measure presented is useful to investors in assessing the strength of your underlying business. In this regard, please note that Item 10(e) of Regulation S-K does not permit the disclosure of a non-GAAP financial measure if the burden of demonstrating its usefulness is not met. With respect to "Adjusted EBITDA," please explain to us and disclose why consolidation costs are considered to be "unusual" when they have been consistently incurred since 2001. Additionally, identify the program costs and related amounts considered to be nonrecurring in computing "Adjusted EBITDA." Further, expand your disclosure to discuss the material limitations associated with "free cash flow" and any of the other measures presented.

For example, "free cash flow" may be limited in that it does not represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted from the measure.

18. We note your reference to the reliance of ratios and covenants associated with the senior secured credit agreement on the calculation of "Adjusted EBITDA." In this regard, expand your disclosure in the "Debt Covenants" section of "Liquidity and Capital Resources" of your Form 10-K to provide a discussion on the significance of "Adjusted EBITDA" in regard to this agreement and your liquidity, and disclose related compliance thresholds associated with this measure.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Keith Howe, Vice President and Chief Financial Officer